Curaleaf Holdings, Inc. Investor Relations Curaleaf to Report First Quarter 2026 Financial and Operational Results STAMFORD, Conn., March 31, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it will report its financial and operating results for the first quarter ended March 31, 2026 after market close on May 5, 2026. Management will host a conference call and audio webcast that afternoon at 5:00 p.m. ET consisting of prepared remarks followed by a question-and-answer session related to the Company's operational and financial highlights. Event: Curaleaf First Quarter Financial Earnings Conference Call Date: Tuesday, May 5, 2026 Time: 5:00 p.m. ET Live Call: +1-844-512-2926 (North America) or +1-412-317-6300 (International) Passcode: 6727326 Webcast: https://ir.curaleaf.com/events For interested individuals unable to join the conference call, a dial-in replay of the call will be available until May 12, 2026, and can be accessed by dialing +1-855-669-9658 (North America) or +1-412-317-0088 (International) and entering replay pin number: 2189805. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Curaleaf IR X Account: https://x.com/Curaleaf_IR Investor Relations Website: https://ir.curaleaf.com/ Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: Curaleaf Holdings, Inc. Jordon Rahmil, VP Corporate Communications media@curaleaf.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-03-31-Curaleaf-to-Report-First-Quarter-2026-Financial-and-Operational-Results